INSURED’S ACCIDENTAL DEATH BENEFIT

This benefit is a pan of this contract only if it is included ,n the list of supplementary benefits on the contract data pages.

Benefit - We will pay the amount of this benefit that we show on the contract data pages for the Insured's accidental loss of life. But our payment is subject to all the provisions of the benefit and of the rest of thrs contract.

Manner of Payment - We will include in the proceeds of this contract any payment under this benefit.

Conditions - Both of these conditions must be met: (1) We must receive due proof that the Insured’s death was the direct result, independent of all other causes, of accidental bodily injury that occurred on or after the contract date, (2) The death must occur (a) no more than 90 days after the injury: and (b) while the contract is in force.

Exclusions - We will not pay under this benefit for death caused or contributed to by: (1) suicide or attempted suicide while sane or insane; or (2) infirmity or disease of mind or body or treatment for it; or
(3) any infection other than one caused by an accidental cut or wound.

Even if death 1s caused by accidental bodily injury, we will not pay for it under this benefit if it is caused or contributed to by: (1) service in the armed forces of any country(ies) at war; or (2) war or any act of war: or (3) travel by, or descent from, any aircraft if the Insured had any duties or acted in any capacity other than as a passenger at any time during the flight. But we will ignore (3) if ail these statements are true of the aircraft: (a) It has fixed wings and a permitted gross takeoff weight of at least 75,000 pounds, (b) It is operated by an air carrier that is certificated under the laws of the United States or Canada to carry passengers to or from places in those countries. (c) It is not being operated for any armed forces for training or other purposes. As used here the word aircraft includes rocket craft or any other vehicle for flight in or beyond the earth's atmosphere. The word war means declared or undeclared war and includes resistance to armed aggression.

Automatic Reduction - We have the right to limit the amount of this benefit to no more than twice the face amount of this contract If that face amount is decreased for any reason, we have the right to reduce the amount of the benefit to twice the new face amount.

Benefit Premiums and Charges - We show the premiums for this benefit in the Schedule of Premiums in the contract data pages. From each premium payment, we make the deductions shown under Schedule of Deductions from Prem1um Payments in these pages and the balance 1s the invested premium amount which is added to the premium account and the contract fund.

The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the contract data pages.

Termination - This benefit will end on the earliest of:
1.the end of the last day of grace if the contract is in default: it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;
2.the date the contract is surrendered under its Cash Value Option, if it has one; and
3.the date the contract ends for any other reason.

Further, if you ask us in writing, and we agree, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

Rider attached to and made a part of this
contract on the Contract Date

AL 110B

                Pruco Life Insurance Company,

                By: /s/ Dorothy K. Light
Secretary
AL 110B